Exhibit (e)(6)

STRICTLY PRIVATE AND CONFIDENTIAL

March 30, 2012

Allos Therapeutics, Inc.

11080 CirclePoint Road, Ste. 200

Westminster, Colorado 80020

Attention: Paul L. Berns

Ladies and Gentlemen:

Spectrum Pharmaceuticals, Inc. (the “Buyer”) is pleased to be given the opportunity to proceed with discussions with respect to an acquisition (the “Potential Transaction”) of Allos Therapeutics, Inc. (the “Company”).

In consideration of the effort and monies that the Buyer has expended to date and will expend continuing to work on the Potential Transaction, from the date hereof until 5:00 P.M. EDT on April 4, 2012 (such period, the “Exclusivity Period”), the Company agrees that, except for the Existing Alternative Transaction, it shall negotiate in good faith exclusively with the Buyer with respect to any transaction similar to the Potential Transaction and shall not, and shall cause its controlled affiliates and each of its and its controlled affiliates’ directors, officers, employees and representatives not to, directly or indirectly, except with respect to the Existing Alternative Transaction, (A) initiate, solicit, knowingly encourage, discuss or negotiate any inquiries, proposals or offers with respect to (i) the acquisition, in a single transaction or a series of related transactions, of a majority of the outstanding shares of any class or series of equity securities or debt securities of the Company or its subsidiaries or any interests therein, (ii) the acquisition or assumption (or any lease, license, long-term supply agreement or other arrangement having the same economic effect as an acquisition or assumption, but excluding commercial transactions in the ordinary course of business), in a single transaction or a series of related transactions, of a material portion of the assets, liabilities or properties of the Company or its subsidiaries or interests therein (on a consolidated basis), (iii) the merger, consolidation or combination of the Company or any of its subsidiaries, or (iv) the recapitalization, restructuring, reorganization, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries (each of the foregoing in clauses (i) through (iv), an “Alternative Transaction”), (B) provide information relating to the Company in connection with an Alternative Transaction, or (C) enter into any contract, agreement, arrangement or understanding concerning or relating to an Alternative Transaction, in each case with a party other than the Buyer. The Company also agrees that during the Exclusivity Period it shall not enter into binding, definitive agreements to consummate an Alternative Transaction with any person other than Buyer (a “Definitive Acquisition Agreement”). For the avoidance of doubt, nothing in this paragraph shall prevent or limit the Company’s ability to engage in discussions or negotiations, or provide information with respect to the Existing Alternative Transaction. “Existing Alternative Transaction” means the existing potential Alternative Transaction currently being negotiated by the Company with a party other than the Buyer that was referred to in that certain letter agreement between the parties dated March 19, 2012, and, for the avoidance of doubt, does not include any potential Alternative Transaction with [Company Z].

Except with respect to the Existing Alternative Transaction, in the event that the Company receives an unsolicited inquiry, proposal or offer with respect to an Alternative Transaction during the Exclusivity Period, to

157 Technology Dr     •    Irvine, California 92618    •    Tel: 949-788-6700    •    Fax: 949-788-6706

11500 South Eastern Ave.    •    Suite 240    •    Henderson, NV, 89052    •    Tel: 949-788-6700    •    Fax: 949-788-6706

www.sppirx.com    •    NASDAQ: SPPI

the extent the Company is not prohibited from doing so by a confidentiality agreement or other contractual obligation entered into prior to the date of this letter, the Company will provide the Buyer with immediate notice thereof, which notice shall include the terms of, and the identity of the person or persons making, such inquiry, proposal or offer. If during the Exclusivity Period, the Company’s Board of Directors determines that the Existing Alternative Transaction is more favorable from a financial point of view to the Company’s stockholders, the Company shall promptly inform the Buyer of that decision.

The Exclusivity Period shall terminate immediately if the Buyer informs the Company that the Buyer is no longer prepared to enter into a transaction at the all cash price of $1.80 per share and a contingent value right of $0.13 per share (whose payment is conditioned on achieving certain milestones under the License, Development and Commercialization Agreement between the Company and Mundipharma dated May 10, 2011).

Except with respect to the Existing Alternative Transaction, the Company shall, and shall cause its controlled affiliates and each of its and its controlled affiliates’ directors, officers, employees and representatives to, immediately terminate any and all discussions or negotiations with any third party with respect to, or that could reasonably be expected to lead to, an Alternative Transaction.

The Buyer and the Company agree that, in the event of any breach of this agreement by the Company, the Buyer would be irreparably harmed and could not be made whole solely by monetary damages. Each party accordingly agrees that: (a) the remedy of specific performance of this letter agreement is appropriate in any action in court, in addition to any other remedy to which the Buyer may be entitled, without proof of special damages; and (b) the Buyer shall be entitled to seek an injunction or injunctions to prevent breaches of this letter agreement by the Company.

Neither this letter agreement nor any other discussions or course of conduct among the parties constitutes or gives rise to any obligation on the part of the Buyer or the Company to proceed with or pursue any transaction. This letter agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be the same agreement. This letter agreement shall be governed by the laws of the State of Delaware. The terms of this letter are intended to and shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

[Signature Page Follows]

[Signature page to March 30, 2012 letter agreement]

SPECTRUM PHARMACEUTICALS, INC.

By:	/s/ Rajesh C. Shrotriya

Name:	Rajesh C. Shrotriya, M.D.

Its:	Chairman, CEO and President

ACKNOWLEDGED AND AGREED

as of the date written below by:

ALLOS THERAPEUTICS, INC.

By:	/s/ Paul L. Berns

Name:	Paul L. Berns

Its:	Pres & CEO

Date:	3/29/12